Corporate Office ● 107 W. Franklin Street ● P.O. Box 638 ● Elkhart, Indiana 46515-0638

Phone: (574) 294-7511 ● Fax: (574) 522-5213

December 8, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-4631

Attention: John Cash, Accounting Branch Chief

Re:	Patrick Industries, Inc.
Form 10-K for the Year Ended December 31, 2013
Definitive Proxy Statement on Schedule 14A (filed April 28, 2014)
Form 10-Q for the Period Ended June 29, 2014
Form 8-K (filed August 14, 2014)
File No. 0-03922

Dear Mr. Cash:

The following contains the responses of Patrick Industries, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated November 5, 2014, concerning the above-referenced documents. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Business, page 3

Marketing and Distribution, page 12

1.

As part of your risk factor disclosures, you indicate on page 16 that the loss of any of your large customers could have a material adverse impact on your operating results. Please refer to Item 101(C)(1)(vii) of Regulation S-K and tell us how you considered disclosing the names of the two RV customers that accounted for over 50% of your consolidated net sales during both 2012 and 2013.

RESPONSE: The Company's recreational vehicle (“RV”) segment products include consolidated sales to two major manufacturers of RVs who each account for over 10% of consolidated net sales - Forest River, Inc. (a Berkshire Hathaway Company) (“Forest River”) and Thor Industries, Inc. (stock symbol: THO) (“Thor”). There were no other customers that accounted for more than 10% of consolidated net sales for the years ended December 31, 2012 and 2013. Both Forest River and Thor are comprised of various operating subsidiaries and brand names that operate within the parent company.

For the years ended December 31, 2012 and 2013, our combined sales to Forest River and Thor, on a consolidated basis of their operating subsidiaries and brands, together accounted for 54% and 57% of our consolidated net sales, respectively, as indicated in our risk factor disclosures on page 16 and in the Major Customers section of Note 20 to the Consolidated Financial Statements in our 2013 Form 10-K.

In future annual filings, we will identify the specific names of the customers who accounted for 10% or more of consolidated net sales pursuant to Item 101(C)(1)(vii) of Regulation S-K in the Major Customers section of the “Segment Information” footnote to the consolidated financial statements in our Form 10-K for the applicable reporting periods.

For example, the Major Customers section on page F-39 of our 2013 Form 10-K would be revised as follows:

“The Company had one RV customer that accounted for approximately 28% and 30% of the trade receivables balance at December 31, 2013 and 2012, respectively. There were no other customers that accounted for more than 10% of the trade receivables balance at December 31, 2013 and 2012. The Company had two customers in the RV market that each accounted for over 10% of consolidated net sales. Forest River, Inc. and Thor Industries, Inc. together accounted for 57%, 54% and 49%, in the aggregate, of consolidated net sales for the years ended December 31, 2013, 2012 and 2011, respectively.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Consolidated Operating Results, page 32

2.

We note that your MD&A quantifies the incremental contribution that acquisitions made to net sales during both 2012 and 2013. Please tell us how you considered providing similar disclosures to quantify the impact of acquisitions on other financial statement line items.

RESPONSE: We have disclosed revenue attributable to acquisitions as a means of differentiating between organic and acquisition growth and do not believe further disclosure of acquisition-related metrics is required by Item 303 of Regulation S-K. We do note that the acquisitions we completed in 2013 have not been material to the extent of being considered significant subsidiaries, but will consider expanded disclosure in future filings relating to any future acquisitions to the extent deemed material.

Controls and Procedures, page 53

3.

You disclose on page 43 that you commenced a project to replace and upgrade your ERP system and that this system is expected to result in modifications to your internal controls. We remind you that if your ERP implementation results in any material changes to internal controls over financial reporting, you should provide any disclosures required by Item 308(c) of Regulation S-K.

RESPONSE: We have noted that if the implementation of our enterprise resource planning (“ERP”) system should result in any material changes to our internal controls over financial reporting during either an interim or an annual period within the implementation period, which is currently projected to continue over the next 24 months from the date of the Company’s filing of its Form 10-Q for the third quarter ended September 28, 2014, we will provide any disclosures required by Item 308(c) of Regulation S-K.

Consolidated Financial Statements

4.	Acquisitions, page F-12

4.	Please revise future filings to disclose earnings attributable to acquirees after the acquisition date as required by ASC 805-10-50-2(h)(1).

RESPONSE: The information related to earnings attributable to acquirees after the acquisition date as required by ASC 805-10-50-2(h)(1) is immaterial to provide related to the business acquisitions we completed in the year ended December 31, 2013 as each of those acquired businesses did not meet the requirements to qualify as a significant subsidiary. However, in future filings, we will consider expanded disclosure of earnings attributable to any future acquirees after the acquisition date to the extent deemed material.

5.	Please revise future filings to disclose the amount and location of acquisition costs as required by ASC 805-10-50-2(f).

RESPONSE: The acquisition-related costs associated with the business combinations we completed during the years ended December 31, 2013, 2012 and 2011 were deemed by the Company to be immaterial to the consolidated financial statements and therefore, the amount and location of those acquisition costs as required by ASC 805-10-50-2(f) were not disclosed in our interim or annual filings. The Company will disclose in future filings the amount of acquisition-related costs, and the location of acquisition-related costs recognized as an expense as required by ASC 805-10-50-2(f) that are deemed to be material to the consolidated financial statements. The costs will further be quantified in disclosures presented in the “Acquisitions” footnote to the Notes to the Consolidated Financial Statements on both an interim and on an annual basis, as appropriate. In addition, we will disclose both the amount of any issuance costs that are not recognized as an expense and indicate how they were recognized, if applicable, as required by ASC 805-10-50-2(f).

20. Segment Information, page F-37

6.

Please tell us how you considered disclosing the amount of revenues from external customers by product type for all periods presented. We note that some product sales figures for the year ended December 31, 2013 are provided on page seven. Please refer to ASC 280-10-50-40.

RESPONSE: We have determined that our reportable segments are those based upon our method of internal reporting to the chief operating decision maker, which segregates our businesses by manufacturing or distribution process. This information is disclosed for each reportable segment on pages F-37 and F-38 of our 2013 Form 10-K. Our two major segments are: (i) Manufacturing, which represents approximately 77% of our consolidated net sales for the year ended December 31, 2013, and is comprised of various manufacturing divisions that involve production processes applied to a variety of products we manufacture and fabricate for our customers; and (ii) Distribution, which represents approximately 23% of our consolidated net sales for the year ended December 31, 2013, and includes a broad range of different products that we distribute to customers in the three industries that we serve – RV, manufactured housing, and the industrial markets.

The Company’s two reportable segments are primarily process-based. The product sales figures provided for the year ended December 31, 2013 on page seven of our 2013 Form 10-K represent those of certain of our principal product types that we either manufacture or distribute to our customers and their related percentage of the sales for the applicable operating segment that we disclosed for the purpose of providing a means to measure the relative contribution of certain principal product lines to the overall sales levels within the reportable operating segments.

Accordingly, the Company believes that disclosure of the amount of revenues from external customers by product type within each of our reportable operating segments is impracticable because it is not consistent with our method of internal reporting to the chief operating decision maker. As such, the Company does not intend to provide disclosure of its revenues by product type in its annual filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 28, 2014

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

7.

Please tell us and in future filings disclose how the compensation committee has considered the results of the most recent shareholder advisory vote on executive compensation and how that consideration has affected the executive compensation decisions and policies. For guidance, please refer to Item 402(b)(1)(vii) of Regulation S-K.

RESPONSE: In future filings, we will include the following disclosure in the “Compensation Discussion and Analysis - Compensation of Executive Officers and Directors” section of Executive Compensation.

“The Company’s compensation committee (“Compensation Committee”) utilizes a third party compensation consulting firm to provide relevant compensation benchmarks for the named executive officers (“NEOs”) and other key leadership roles as well as plan design review and input. The most recent shareholder advisory vote taken in connection with our Annual Meeting of Shareholders that was held on May 23, 2013, is taken into consideration by the Company’s Compensation Committee with respect to the acceptability of the plan. In the case of the latest vote, the plan decisions were approved thereby providing further validation to the executive compensation decisions and policies. The Compensation Committee takes the shareholder advisory vote into consideration as one of several decision points in its executive compensation decision making process for each plan year. The Compensation Committee considers the shareholder advisory voting results along with any other shareholder input on executive compensation when completing NEO compensation policy, design and decisions.”

Compensation Components – Mix and Levels, page 21

8.

We note reference to “the Company’s peer group” on page 22 as well as reference to “benchmark studies and analyses” on page 20. In future filings please identify the peer group companies against which you have benchmarked your compensation and other relevant components to your benchmarking analysis. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: Patrick’s benchmark peer group for the period ended December 31, 2013 consisted of the following companies:  American Woodmark Corporation, Cavco Industries, Inc., Flexsteel Industries, Inc., Commercial Vehicle Group Inc., Winnebago Industries, Inc., Drew Industries Incorporated, Stoneridge, Inc., Twin Disc, Incorporated, Haynes International, Inc., Accuride Corporation, Spartan Motors, Inc., PGT, Inc., and Shiloh Industries, Inc.   Patrick utilized Durable Goods Manufacturing data provided by Towers Watson, our independent compensation committee consultant, for determining base salary adjustments for our NEOs.

In future filings, we will identify and disclose the peer group companies against which we have benchmarked our compensation and other relevant components to our benchmarking analysis in the “Compensation Components – Mix and Levels” section of our Proxy Statement similar to that described above.

Non-Equity Incentive Plan Awards, page 22

9.

We note your disclosure that in 2013 the company achieved a “4.4 Company performance rating,” one of the two components of STI. Supplementally, please tell us and in future filings, please disclose the actual individual performance rating for each NEO. For each NEO, please identify the strategic, leadership and talent objectives and the factors that the compensation committee took in consideration in determining whether these objectives were achieved.

RESPONSE: In future filings, we will summarize the overall strategic, leadership and talent objectives and the factors that the Compensation Committee considered in determining whether these objectives were achieved.

We intend to provide similar disclosure as that stated below in the “Compensation Discussion and Analysis” section of our Definitive Proxy Statement on Schedule 14A to be filed in April 2015. The discussion below reflects the consideration by the Company’s Compensation Committee of the individual performance of each of our NEOs for the 2013 plan year.

“Each NEO’s individual performance rating takes into account three categories of performance objectives in assessing the personal performance of the NEOs named in the Summary Compensation Table for 2013 against individual objectives: (i) financial performance including revenue targets, EBITDA targets and an optional financial goal approved by the Company’s Compensation Committee and by the Chief Executive Officer (“CEO”); (ii) two or three strategic objectives linked to the Company’s strategic plan which include, among others: (a) improving the revenue and profitability of business units under the leadership and control of the NEO; (b) the introduction of new product lines and product line extensions to achieve target revenue growth levels and market share; and (c) the ongoing evaluation of strategic opportunities related to our capital allocation strategy and the execution of those opportunities, as appropriate; and (iii) objectives linked to developing and managing talent consistent with the Company’s values, and enhancing and developing the leadership capabilities of the Company’s future leaders.  The financial objectives are the same for each NEO and linked directly to the plan year goals.  The strategic objectives are specific for each NEO, but are linked to the strategic plan and that year’s organizational strategic agenda.  Finally, the talent, values and leadership objectives are also tailored for each NEO according to the specific areas of focus for the individual NEO and their respective areas of responsibility.

The individual objectives for the NEOs are initially developed by each NEO to guide their planned respective contribution toward the Company’s strategic and financial goals for the plan year, and reviewed and approved by either the CEO or by the Board of Directors, in the CEO’s case.

In assessing the NEOs’ individual performance, the Compensation Committee is provided with detailed quantitative documentation substantiating individual performance against each individual objective. The Compensation Committee looks to the CEO’s performance assessments of the other NEOs and his recommendations regarding a performance rating for each, as well as input from the non-management Board members. These recommendations may be adjusted by the Compensation Committee prior to finalization. The personal performance assessment of our CEO is determined by the Compensation Committee with input from the non−management members of the Board.

While the achievement of corporate objectives is quantified with an individual rating, each NEO’s relative contribution to those objectives is only one qualitative component against which the individual’s performance is assessed by the Compensation Committee. Based upon their individual achievements and the Company’s overall financial performance, as evaluated by the Compensation Committee, and by the CEO for Mr. Rodino and Mr. Nemeth, the individual performance rating achieved by each of the three NEOs exceeded the targets set by the Compensation Committee.”

Long-Term Incentive Plan, page 24

10.

You disclose that the 2013 LTIP implemented a “performance dependent upside potential for performance in excess of target.” With a view towards future disclosure, please tell us how the award potential differs from the supplemental cash appreciation provision under the 2011 LTIP. In addition, please discuss whether this award will be settled in stock or cash, and whether there are any parameters within which the upside potential award will be granted.

RESPONSE: The 2011 LTIP included a cash appreciation component to the award to reflect a market competitive position for long-term incentive compensation.  The Compensation Committee recognized through its evaluation of peer proxy data and other market data, that the competitive LTI award (expressed as a $ target percentage of base compensation) for each NEO could not be reached with a share grant only while maintaining an appropriate “burn rate” (i.e., shares granted to management as part of compensation plans in a given year as a percentage of shares outstanding) for the 2011 LTIP year as a result of the Company’s low stock price at the time.  Given the Compensation Committee’s objective of incentivizing the NEOs through the LTIP, the Compensation Committee added a supplemental cash appreciation component to the 2011 LTIP to better align the target $ award to the market data.  The cash appreciation award was adopted to mirror an equivalent number of shares reflecting the cash award divided by share value at grant date.  The actual payout was determined based on (i) the number of equivalent shares earned as a result of actual cumulative EBITDA over the three-year plan period versus target EBITDA and (ii) share price appreciation over the plan period, up to a maximum of 200% of the cash target award.  This award was settled in cash at the conclusion of the plan period (December 31, 2013).  This plan design was a one-time design event for the 2011 plan and has not been included in subsequent LTIP plans. However, if future LTIP plans include supplemental cash appreciation award potential, we will revise future filings accordingly to provide the additional disclosure.

The 2013 LTIP is separate from the 2011 LTIP.  As the market value of shares increased from the 2011 LTIP grant date to the 2013 LTIP grant date, the subsequent burn rate analysis allowed for the 2013 LTIP to be awarded entirely in shares versus a combination of shares and cash.  Thus, the Compensation Committee made the decision to provide appropriate incentives and “upside” potential for each NEO if performance goals are exceeded during the course of the three year cumulative performance period.  This award will be settled in stock only at the conclusion of the three-year performance period ending on December 31, 2015.

In future filings, we will provide similar disclosure as that provided above for the 2013 LTIP and discuss whether the award for the current plan year will be settled in stock or cash, and whether there are any parameters within which the upside potential award will be earned, where applicable.

FORM 10-Q FOR THE PERIOD ENDED JUNE 28, 2014

11.	Please revise future filings to provide the disclosures required by ASC 220-10-45-18.

RESPONSE: The Company adopted the two-statement approach to presenting the components of other comprehensive income in its first quarter 2012 financial statements as required by ASC 220-10-45-18. For each interim period in 2012 and 2013 and for the respective annual periods of each of these years, the Company presented the consolidated statements of comprehensive income following the presentation of the consolidated statements of income for all required periods.

The only non-owner change in stockholders’ equity to be presented in the statement of comprehensive income is the change in the Company’s accumulated pension obligation which is calculated and recorded on an annual basis only, given that the total liability for the Company’s pension plan represents less than 1% of consolidated liabilities and the annual pension expense represents less than 1% of consolidated net income as of and for the years ended December 31, 2012 and 2013.

Beginning in the first quarter of 2014, the Company made the determination that the disclosures required by ASC 220-10-45-18 were not applicable on an interim basis given that there was no difference between the Company’s net income and comprehensive income in the interim periods of 2012 and 2013, and there was no difference anticipated related to the 2014 interim periods. We will however, provide the required disclosures in our 2014 Form 10-K utilizing the two-statement approach to presenting the components of other comprehensive income to include the change in the accumulated pension obligation, net of tax, as an adjustment to net income to determine comprehensive income.

Form 8-K filed on August 14, 2014

12.

We note you present the non-GAAP measure, EBITDA. Please revise future presentations to reconcile this measure to the most directly comparable GAAP measure, which appears to us to be net income, as required by Item 10(e)(i)(B) of Regulation S-K.

RESPONSE: The following disclosure in tabular format will be included in our future presentations beginning with the Company’s Report on Form 8-K for the third quarter of 2014 as furnished to the SEC on November 18, 2014 in which the non-GAAP measure, EBITDA, is reconciled to the GAAP measure, net income, for the third quarter and nine months periods ended September 28, 2014 and September 29, 2013, as required by Item 10(e)(i)(B) of Regulation S-K:

($ in thousands)	3Q '13	9M '13	3Q '14	9M '14
Reported net income (GAAP)	$5,452	$19,028	$7,254	$23,381
Adjustment factors:
Interest expense	541	1,615	694	1,750
Income taxes	2,982	11,662	4,542	14,637
Depreciation	1,138	3,628	1,594	4,282
Amortization of intangibles	548	1,588	1,408	3,036
Stock compensation expense	329	924	834	2,460
(Gain) loss on sale fixed assets	6	(424)	(51)	(27)
Acquisition transaction-related expenses & other	(180)	(109)	297	82
EBITDA	$10,816	$37,912	$16,572	$49,601

****

In connection with our response to your comments, we acknowledge that: (1) We are responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (574) 294-7511 with any questions or comments.

Sincerely yours,

/s/ Andy L. Nemeth

Andy L. Nemeth

Executive Vice President-Finance and Chief Financial Officer